Exhibit 99.6

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. CLSQ.BEN_IA_NPE.E.17305.OUTSOURCED/000001/000001/i C L S Q Annual Financial Statements and MD&A Interim Financial Statements and MD&A Name/Nom Apt./App. Street Number/Numero civique Street Name/Rue Prov./Etat Postal Code/Code postal/Zip Code 3 1 E T N N

0ENNPQ Place Stamp Here Computershare 100 University Ave. 8th Floor Toronto ON M5J2Y1